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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)

                            -------------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                                 PAULA FINANCIAL
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            -------------------------

                                 PAULA FINANCIAL
                        (NAME OF FILING PERSON (OFFEROR))

                            -------------------------

       Certain Options to Purchase Common Stock, Par Value $.01 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                            -------------------------

                                  703 588 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            (UNDERLYING COMMON STOCK)

                            -------------------------

                                Jeffrey A. Snider
                             Chief Executive Officer
                                 PAULA Financial
                        300 North Lake Avenue, Suite 300
                           Pasadena, California 91101
                                 (626) 304-0401
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                           Edward A. Reilly, Jr., Esq.
                            Ernest S. Wechsler, Esq.
                         Brobeck, Phleger & Harrison LLP
                            1633 Broadway, 47th Floor
                            New York, New York 10019
                                 (212) 581-1600

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
               $559,800                                     $112

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 311,000 shares of common stock of PAULA Financial having an aggregate value of $559,800 as of May 16, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:    Not applicable.
                                      ------------------------------------
           Form or Registration No.:  Not applicable.
                                      ------------------------------------
           Filing party:  Not applicable.
                          ------------------------------------------------
           Date filed:   Not applicable.
                         -------------------------------------------------
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

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Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 22, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning PAULA Financial") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options (the "Options") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), that are outstanding under the PAULA Financial 1994 Stock Incentive Plan (the "1994 Plan") and the PAULA Financial Amended and Restated 1997 Stock Incentive Plan (the "1997 Plan" and, together with the 1994 Plan, the "Plans") and held by current employees, directors and consultants of PAULA Financial or one of its subsidiaries for restricted shares of Common Stock ("Restricted Stock") to be issued generally under the Plan under which the tendered Options were granted, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer").

         The number of shares of Restricted Stock to be issued will be equal to the number of shares of Common Stock subject to the tendered Options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Shares of Restricted Stock; Expiration Date") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The Company is the filing person. The information set forth in the Offer to Exchange in Schedule A and under Section 9 ("Information Concerning PAULA Financial") is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal

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Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of
Restricted Stock"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),
Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

         (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange on the introductory pages and under Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

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         (b) The information set forth in the Offer to Exchange under Section 10
("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning PAULA Financial") and Section 16 ("Additional Information"), and on pages F-1 through F-29 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 2 through 6 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 is incorporated herein by reference.

         (b) Not applicable.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1) Offer to Exchange, dated May 22, 2001.

             (2) Form of Letter of Transmittal.

             (3) Form of Notice to Eligible Option Holders.

             (4) Form of Notice to Tendering Option Holders.

             (5) PAULA Financial Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on March 30, 2001 and incorporated herein by reference.

             (6) PAULA Financial Amendment to its Annual Report on Form 10-K/A
                 for its fiscal year ended December 31, 2000, filed with the Commission on April 30, 2001 and incorporated herein by reference.

             (7) PAULA Financial Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Commission on May 11, 2001 and incorporated herein by reference.

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             (8) PAULA Financial Registration Statement on Form S-8 (File No.
                 333-42627), filed with the Commission on December 18, 1997 and incorporated herein by reference.

         (b) Not applicable.

         (d) (1) PAULA Financial 1994 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

             (2) PAULA Financial Amended and Restated 1997 Stock Incentive Plan.

             (3) Form of Stock Option Agreement (Immediate Vesting) issued under the 1994 Plan or the 1997 Plan is incorporated herein by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

             (4) Form of Stock Option Agreement (Executive) issued under the
                 1994 Plan or the 1997 Plan is incorporated herein by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

             (5) Form of Stock Option Agreement (Stepped Vesting) issued under the 1994 Plan or the 1997 Plan is incorporated herein by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

             (6) Form of Restricted Stock Agreement pursuant to the 1994 Plan or the 1997 Plan.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a) Not applicable.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           PAULA Financial


                                           /s/ JEFFREY A. SNIDER
                                           -------------------------------------
                                           Jeffrey A. Snider
                                           Chief Executive Officer

Date:  May 22, 2001

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                                INDEX TO EXHIBITS
      EXHIBIT
      NUMBER       DESCRIPTION
      -------      -----------

      (a)(1)     - Offer to Exchange, dated May 22, 2001.

      (a)(2)     - Form of Letter of Transmittal.

      (a)(3)     - Form of Notice to Eligible Option Holders.

      (a)(4)     - Form of Notice to Tendering Option Holders.

      (a)(5)     - PAULA Financial Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on March 30, 2001 and incorporated herein by reference.

      (a)(6)     - PAULA Financial Amendment to its Annual Report on Form
                   10-K/A for its fiscal year ended December 31, 2000, filed with the Commission on April 30, 2001 and incorporated herein by reference.

      (a)(7)     - PAULA Financial Quarterly Report on Form 10-Q for its
                   fiscal quarter ended March 30, 2001, filed with the Commission on May 11, 2001 and incorporated herein by reference.

      (a)(8)     - PAULA Financial Registration Statement on Form S-8 (File No.
                   333-42627), filed with the Commission on December 18, 1997 and incorporated herein by reference.

      (d)(1)     - PAULA Financial 1994 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

      (d)(2)     - PAULA Financial Amended and Restated 1997 Stock Incentive
                   Plan.

      (d)(3)     - Form of Stock Option Agreement (Immediate Vesting) issued under the 1994 Plan or the 1997 Plan is incorporated herein by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

      (d)(4)     - Form of Stock Option Agreement (Executive) issued under
                   the 1994 Plan or the 1997 Plan is incorporated herein by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

      (d)(5)     - Form of Stock Option Agreement (Stepped Vesting) issued
                   under the 1994 Plan or the 1997 Plan is incorporated herein by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1 (File No. 333-33159) filed with the Commission on August 8, 1997.

      (d)(6)     - Form of Restricted Stock Agreement under the 1994 Plan or the 1997 Plan.